EXHIBIT 21

SUBSIDIARIES OF NBC CAPITAL CORPORATION

Subsidiary	Jurisdiction Or Organization	Business	% Ownership	Holder of Outstanding Stock
National Bank of Commerce	United States/National Bank	Financial Institution	100%	NBC Capital Corporation

First National Finance Company	Mississippi	Finance Company	100%	NBC Capital Corporation

Galloway- Chandler- McKinney Insurance Agency, Inc.	Mississippi	Insurance Agency	100%	National Bank of Commerce

NBC Service Corporation	Mississippi	Insurance	100%	National Bank of Commerce

NBC Insurance Services of Alabama, Inc.	Alabama	Insurance	100%	National Bank of Commerce

Philadelphia Finance Corporation (Inactive)	Mississippi	Finance Company	100%	National Bank of Commerce

Commerce National Insurance Co.	Mississippi	Credit Life Insurance	79%	NBC Service Corporation